Total Pages: 12
Index to Exhibits, Page 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[**X**] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended **December 31, 2005**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______________ TO ______________ Commission file number ______________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

VERSP RESTORATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.

One Valmont Plaza

Omaha, Nebraska 68154-5215

VERSP Restoration Plan

Financial Statements as of and for the Years Ended December 31, 2005 and 2004 and Report of Independent Registered Public Accounting Firm

VERSP RESTORATION PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEARS THEN ENDED:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-6

Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
VERSP Restoration Plan

We have audited the accompanying statements of net assets available for benefits of the VERSP Restoration Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Omaha, Nebraska
June 27, 2006

VERSP RESTORATION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

ASSETS	2005	2004
INVESTMENTS, at fair value:		
Self-Directed Brokerage Accounts	$ 6,422,660	$ 1,639,931
Mutual Funds:		
Putnam Money Market Fund	1,697,585	5,814,278
Putnam Voyager Fund	1,001,489	941,364
PIMCO Total Return Fund	992,953	1,112,886
Vanguard S&P 500 Index Fund	807,697	879,051
Janus Mid Cap Value Fund	620,562	467,870
The Putnam Fund for Growth and Income	617,041	624,316
Putnam International Growth Fund	468,259	390,572
Columbia Acorn USA Fund	394,940	328,803
SDB Money Market	340,306	71,458
Artisan Mid Cap Fund	312,017	560,634
Putnam New Opportunities Fund	141,386	90,771
Putnam Asset Allocation Funds:		
Balanced Portfolio	907,178	884,763
Conservative Portfolio	735,190	233,710
Growth Portfolio	54,788	49,416
Valmont Industries, Inc. Common Stock	896,910	485,093
	16,410,961	14,574,916
CONTRIBUTIONS RECEIVABLE:		
Employer	-	9,488
NET ASSETS AVAILABLE FOR BENEFITS	$ 16,410,961	$ 14,584,404

See notes to financial statements.

VERSP RESTORATION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:		
Investment income:		
Net appreciation in investments	$ 542,475	$ 724,103
Interest and dividends on investments	376,029	195,691
Total investment income	918,504	919,794
Contributions:		
Employer	667,104	274,491
Employee	1,215,316	488,931
Total contributions	1,882,420	763,422
Total	2,800,924	1,683,216
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:		
Participant benefits	974,367	273,275
Administrative fees	-	775
Total	974,367	274,050
CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	1,826,557	1,409,166
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	14,584,404	13,175,238
End of year	$ 16,410,961	$ 14,584,404

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Valmont Industries, Inc. (the Company) VERSP Restoration Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

General – The Plan is a nonqualified plan for eligible employees and is intended to constitute a "top-hat" plan. The Plan is designed to restore benefits not available under the Valmont Employee Retirement Savings Plan because of Internal Revenue Code restrictions for qualified plans.

Contributions – Each year, participants may contribute all or a portion of their annual salary and bonus. The Company also makes contributions to the Plan. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments into various investment options offered by the Plan. Allocation percentages and investments can be changed by the participant daily, subject to individual fund restrictions.

Eligibility – Employees who participate in the Valmont Employee Retirement Savings Plan and whose employer contributions are limited by Internal Revenue Code provisions may participate in this Plan.

Participant Accounts – Each participant's account is credited with the participant's contributions and any associated Company contributions. The participant's account is also credited with an allocation of Plan earnings or losses corresponding to the participant's investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined.

Vesting – Participants' contributions and the related investment earnings are immediately vested. The Company's contributions and the related investment earnings are vested based on years of service:

Years of Service	Vesting Percentage
2	25 %
3	50 %
4	75 %
5	100 %

Funding – The Plan is considered unfunded for both tax and ERISA purposes. However, the Company has established a Rabbi trust to provide the benefits payable pursuant to the Plan. The trust shall be the property of the Company until distributed and subject to the Company's general, unsecured creditors and judgment creditors. Mercer Human Resource Services serves as trustee. A committee appointed by the Compensation Committee of the Company's Board of Directors serves as administrator of the Plan.

Benefit Payments – Under the terms of the Plan, distributions may be made in lump-sum or installments. Distributions to nonretirees are made in one payment or are deferred until a later date.

Forfeited Accounts – Forfeited accounts are used to reduce future employer contributions. There were no forfeited nonvested accounts in 2005 or 2004 applied to reduce Company contributions.

Administrative Fees – Administrative expenses of the Plan are paid by the Plan or the Plan's sponsor as provided in the Plan Document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments – Shares of mutual funds managed by registered investment companies are valued at quoted net asset values. The Company stock is valued at its quoted market price. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost. Participants also have an option of investing in other securities through the self-directed brokerage accounts. The investments in self-directed brokerage accounts are stated at fair value as determined by quoted market prices and quoted net asset values of the investments held therein.

Payment of Benefits – Benefits are recorded when paid.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and amounts reported in the financial statements.

3. INVESTMENTS

During 2005 and 2004, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $542,475 and $724,103 as follows:

Investments at Fair Value as Determined by Quoted Market Price:		
Self-Directed Brokerage Accounts	$ 91,039	$ 235,355
Mutual Funds	205,149	441,787
Valmont Industries, Inc. Common Stock	246,287	46,961
Net appreciation in investments	$ 542,475	$ 724,103

4. RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by Putnam Investment Management, Inc., which is affiliated with the Trustee. Fees paid by the Plan for the administration services to the Trustee amounted to $0 and $775 for the years ended December 31, 2005 and 2004, respectively. These payments qualify as party-in-interest transactions.

At December 31, 2005 and 2004, the Plan held 26,805 and 19,319 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $590,424 and $405,276, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income of $7,525 and $4,262, respectively, on these shares.

5. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event of Plan termination, participants will become fully vested in the Company's contributions to their accounts.

6. SUBSEQUENT EVENT

Effective June 1, 2006, the Plan changed its trustee and record keeper from Mercer Human Resource Services to Fidelity Investments.

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the VERSP Restoration Plan Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VERSP Restoration Plan

Dated this 27th day of June, 2006.

By: [signature]
Ann F. Ashford
Policy Committee Member Chairman

INDEX TO EXHIBITS

Exhibit 23*	— Consent of Deloitte and Touche LLP.

* Filed herewith.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-64170 of Valmont Industries, Inc. on Form S-8 of our report dated June 27, 2006, appearing in this Annual Report on Form 11-K of the VERSP Restoration Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Omaha, Nebraska
June 27, 2006